May 14, 2026

Andrew Cavaghan
Chief Executive Officer
Blue Gold Limited
Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman, KY1-1108, Cayman Islands

        Re: Blue Gold Limited
            Registration Statement on Form F-1
            Filed May 7, 2026
            File No. 333-295618
Dear Andrew Cavaghan:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Brian Hirshberg